Exhibit 1

Rio de Janeiro, October 4, 2019.

B3 S.A. – Brasil, Bolsa, Balcão

Ms. Ana Lucia da Costa Pereira

Superintendence of Issuers Listings and Monitoring (Superintendência de Listagem e Supervisão de Emissores)

c.c.:  Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM)

Mr. Fernando Soares Vieira – Superintendence of Corporate Relations (Superintendência de Relações com Empresas)

Mr. Francisco José Bastos Santos – Superintendence of Market and Agent Relations (Superintendência de Relações com o Mercado e Intermediários)

Re.: Official Letter B3 901/2019-SLS

Dear Sirs,

In compliance with the Official Letter B3 901/2019–SLS from B3 S.A. – Brasil, Bolsa, Balcão (“B3“), dated October 3, 2019, as transcribed below, in which Oi S.A. – In Judicial Reorganization (“Oi” or the “Company”) was asked to clarify the news article published in the newspaper Valor Econômico on October 3, 2019, entitled “Oi’s real estate sales may yield R$2 billion” (the “News Article”), the Company hereby clarifies as follows:

“Dear Sirs,

A news article published by Valor Econômico on October 3, 2019 entitled “Oi’s real estate sales may yield R$2 billion,” states, among other information, that:

1.         Oi estimates that it can raise between R$1.5 billion and R$2 billion by selling properties owned by the company;

2.         The company’s new chief operating officer estimated a positive cash impact between R$7 billion and R$8 billion that can be generated by the sale of non-core assets, including real estate;

3. The company’s investment goal for 2020 is R$7 billion.

We ask for clarification on these items by October 4, 2019, with your confirmation or denial, as well as other information considered important.”

As already widely disclosed to the market by Oi on several occasions, the Company has been working on different initiatives, especially those provided for in the Judicial Reorganization Plan, with the purpose of optimizing its capital structure, promoting the sustainability of its operations and maximizing its value. Among the multiple work streams, the Company’s Management has been particularly focused on the short-term generation of liquidity by means of non-operational measures, including the sale of non-core assets, such as towers, data centers and real estate, as well as other non-strategic assets.

Rua Humberto de Campos, 425 – 8º floor Rio de Janeiro - CEP 22430-190 State of Rio de Janeiro	www.oi.com.br

Further to the above, the estimated amounts involved in the divestment of such assets and the resulting influx of cash, which were mentioned during the interview referred to in the News Article, are also public information, appearing in Oi’s strategic plan, which was filed with the CVM on July 16, 2019 and has been widely disseminated by the Company.

It should be emphasized that, throughout the entire process of its strategic repositioning, Oi has been guided by transparency and diligence, with the goal of ensuring both compliance with its Judicial Reorganization Plan and its sustainable uplift. Consistent with this goal, the Company has been keeping the market informed with respect to relevant and material aspects of its businesses and reporting its actions and objectives to all forums responsible for monitoring its judicial reorganization, as well as requesting the authorizations that may be needed from those forums.

These are the clarifications we have in connection with the Official Letter, and we remain at your disposal for any further clarification.

Sincerely,

Oi S.A. – In Judicial Reorganization

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial Officer and Investor Relations Officer

Rua Humberto de Campos, 425 – 8º floor Rio de Janeiro - CEP 22430-190 State of Rio de Janeiro	www.oi.com.br